Exhibit (d)(26)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT

(Loomis Sayles Global Markets Portfolio)

This Amendment No. 1 to the Investment Advisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Loomis, Sayles & Company L.P. (the “Subadviser”) with respect to Loomis Sayles Global Markets Portfolio, a series of Brighthouse Funds Trust I, is entered into effective the 1st of July, 2018.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets:

0.450% of first $250 million of such assets plus 0.400% of such assets over $250 million up to $500 million plus 0.350% of such assets over $500 million up to $1.5 billion plus 0.300% of such assets over $ 1.5 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 19 day of October, 2018

/s/ Kristi Slavin
Kristi Slavin President, Brighthouse Investment Advisers, LLC

/s/ [Authorized Officer]
LOOMIS, SAYLES & COMPANY L.P.
By:	Authorized Officer